amb



16014825

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C 20549

SEC
Mail Processing
Section
MAR 07 2016
Washington DC
404

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2016
Estimated average burden hours per response.....12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69511

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-Jan-15 AND ENDING 31-Dec-15

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Halifax America LLC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15233 Ventura Boulevard- Suite 605
(No. and Street)

Sherman Oaks	**CA**	**91403**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Devin Brady **818-949-6562**
(Area code- Telephone number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Donahue Associates,LLC
(Name- if individual, state last, first, middle name)

27 Beach Road- Suite C05A	**Monmouth Beach**	**NJ**	**07750**
(Address)	(City)	(State)	(Zip code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

amb

OATH OR AFFIRMATION

I, **Devin Brady**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Halifax America LLC.**, as of **December 31, 2015**, are true and correct, I further swear (or affirm) that neither company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public



HYUN JOO KIM
COMM. # 2116076
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
MY COMM. EXP. JULY 16, 2019

This report ** contains (check applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors
- [X] (g) Computation of Net Capital(including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable)
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information relating to the Possession of Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for determination of the Reserve Requirements Under Exhibit A of rukle 15c3-3.
- [ ] (k) A Reconciliation between the audited and the unaudited Statements of Financial Condition with respect to the methods of consolidation.
- [X] (l) An Oath or Affirmation
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Exemption report and audit review

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

DONAHUE ASSOCIATES, L.L.C.
27 Beach Road, Suite C05A
Monmouth Beach, NJ 07750
Phone: 732-229-7723

Independent Auditors' Report

The Shareholders,
Halifax America, LLC

We have audited the accompanying statement of financial condition of Halifax America, LLC, as of December 31, 2015 and the related statements of operations, changes in member equity, net capital computation, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express and opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements presented are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We also conducted our audit pursuant to Regulation 1.16 under the Commodity Exchange Act. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Halifax America, LLC as of December 31, 2015 and the results of its operations, net capital computation, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information in the other schedules contained in the form 1-FR-IB is presented for purposes of additional analysis and is not a required part of the basic financial statements but is filed pursuant to Regulation 1.16 under the Commodity Exchange Act. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statement, including comparing and reconciling such information directly to the accounting records used to prepare the financial statements in

accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

The accompanying supplemental information including Schedule I – Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission, Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1, and Schedule III - Exemptive Provision under SEC Rule 15c3-3 (supplemental information) has been subjected to audit procedures performed in conjunction with the audits of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17 C.F.R. section 240.17 a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



Donahue Associates LLC
Monmouth Beach, NJ.
February 26, 2016

Halifax America LLC
Balance Sheet
As of December 31, 2015

ASSETS

Current assets:	
Cash	$70,644
Commission receivable	57,435
Total Current Assets	$128,079
Other assets:	
Fixed assets-net	9,088
Security deposit	4,334
Total Assets	$141,501

LIABILITIES & MEMBERS' EQUITY

Current liabilities:	
Accounts payable & accrued expenses	$49,398
Total Current Liabilities	$49,398
Members' Equity:	
Members' equity	226,464
Retained deficit	(134,361)
Total Members' Equity	92,103
Total Liabilities & Members' Equity	$141,501

Please see the notes to the financial statements.

Halifax America, LLC
Statement of Operations
For the Year Ended December 31, 2015

Commission revenues	$623,601
General and administrative expenses:	
Consulting expense	$189,259
Salaries expense	309,766
Rent expense	43,641
Administration	169,358
Total general and administrative expenses	712,024
Loss before provision for income tax	($88,423)
Provision for income taxes	0
Net loss	($88,423)

Please see the notes to the financial statements.

Halifax America, LLC
Statement of Cash Flows
For the Year Ended December 31, 2015

Operating activities:	
Net loss	($88,423)
Adjustments to reconcile net loss items	
not requiring the use of cash:	
Depreciation expense	2,946
Rent expense	(4,334)
Changes in other operating assets and liabilities:	
Commission receivable	(25,069)
Equity in trading accounts	69,975
Accounts payable & accrued expenses	13,447
Net cash used by operations	($31,458)
Investing activities:	
Purchased furniture	($1,073)
Net cash used by investing activities	(1,073)
Financing activities:	
Member contributions	$49,597
Net cash provided by financing activities	49,597
Net increase in cash during the year	$17,066
Cash balance at December 31, 2014	53,578
Cash balance at December 31, 2015	$70,644
Supplemental disclosures of cash flow information:	
Interest paid during the year	$0
Income taxes paid during the year	$0

Please see the notes to the financial statements.

Halifax America, LLC
Statement of Changes in Member Equity
For the Year Ended December 31, 2015

	Member Equity	Retained Deficit	Total
Balance at December 31, 2014	$176,867	($45,938)	$130,929
Net member contributions	49,597		49,597
Net loss		(88,423)	(88,423)
Balance at December 31, 2015	$226,464	($134,361)	$92,103

Please see the notes to the financial statements.

Halifax America, LLC
Notes to the Financial Statements
For the Year Ended December 31, 2015

1. Organization of the Company and Nature of Operations

Halifax America, LLC (the Company) is incorporated under the International Business Companies Act in Seychelles. The Company was formed in June 2011 for the purpose of conducting business as an introducing broker (IB) and a securities broker dealer (BD). As an IB, the firm is a member of the National Futures Association (NFA) and registered with the Commodity Futures Trading Commission (CFTC) to solicit accounts for trading in registered futures. In addition, as a BD, the Company is a member of the Financial Industry Regulatory Authority (FINRA) to market investments in securities and other financial instruments.

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Cash- For the purposes of the statement of cash flows, cash include cash deposits and short term securities with original maturity dates of less than ninety days.

Commission Revenue Recognition- Commission revenues and related fees are recognized in full upon the opening of an option contract and on a half turn basis upon the opening of a future contract and the closing of a future contract.

Income taxes- The Company has elected to be taxed as a Partnership under the Internal Revenue Service Code. Accordingly, under such an election, the Company's taxable income is reported by the individual members and therefore, no provision for federal income taxes has been included in these financial statements.

3. Fair Value of Financial Instruments

Fair Value Measurements under generally accepted accounting principles clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy as follows.

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed and is determined based on the lowest level input that is significant to the fair value measurement.

The value of cash, commission receivables, and accounts payables and accrued expenses are estimated to approximate fair market value at December 31, 2015 because of their short term nature.

4. Off Balance Sheet Risk

The Company executes various transactions for the benefit of customers through the clearing futures commission merchant (FCM). This business activity subjects the Company to certain off balance sheet risk, which may be in excess of the liabilities reported in the balance sheet. These transactions are contracted on a margin basis whereby the customer is required to maintain minimum margin with the clearing FCM. In the event that a customer is in default of an obligation to the FCM, the FCM will require the Company to fulfill the obligation on behalf of its customer. This exposes the company to credit risk.

The Company seeks to control this risk by monitoring the transactions of customer accounts on a real time basis. The Company has the authority to liquidate customer positions at its discretion in order to ensure the account does not expose the Company to an unacceptable level of credit risk.

5. Net Capital Requirements

As an introducing broker, the Company is subject to the CFTC's Net Capital Rule 1.17 which requires the Company to maintain net capital, as defined, of the greater of $45,000 or an amount based upon the number of associated persons (brokers) and branch offices registered with the firm. As of December 31, 2015, the Company was in excess of minimum net capital requirements by $33,681.

6. Commitments & Contingencies

The Company is committed to a non-cancellable lease for its office space in Sherman Oaks, California. Minimum lease payments are dues as follows.

2016	$49,688
2017	51,432
2018	17,340
Total	$118,460

In December 2015, the Company was sued by Chart Trading Development LLC in the U.S. District Court for the Eastern District of Texas. Charter alleges the Company, and other defendants, infringed on their patent rights for certain trading platforms used by the Company in the conducting of its business activities.

The Company intends to vigorously defend itself in this matter. Management, at the date of these financial statements, cannot reasonable predict a contingent liability, if any at all, that may arise as a result of the resolution of this issue.

7. Subsequent Events

The Company has made a review of material subsequent events from December 31, 2015 through the date of this report and found no material subsequent events reportable during this period.

DONAHUE ASSOCIATES, L.L.C.
27 Beach Road, Suite C05A
Monmouth Beach, NJ 07750
Phone: 732-229-7723

Report on Internal Control Procedures

The Shareholders
Halifax America, LLC

In planning and performing our audit of the financial statements Halifax America, LLC for the year ended December 31, 2015 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing an opinion the financial statements, but not for expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the following:

- The periodic computations of minimum financial requirements pursuant to Regulation 1.17

The management of the Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the CFTC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16d-2 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changing conditions or the effectiveness of their design may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more then inconsequential will not be prevented ore detected by the Company's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in the internal control structure that might be material weaknesses. However, we did not identify any deficiencies involving the internal control structure that we consider to be material weaknesses as previously defined.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe the Company's practices and procedures were adequate as of December 31, 2015 to meet the Commission's objectives.



Donahue Associates LLC
Monmouth Beach, N.J.
February 26, 2016

Schedule I & II
Computation of Net Capital under Rule15c3-1 of the Securities and Exchange Commission, and Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1

CREDIT:	
Members' equity	$92,103
DEBITS:	
Non-allowable assets:	
Security deposit	(4,334)
Fixed assets- net	(9,088)
NET CAPITAL	$78,681
Less haircuts	0
ADJUSTED NET CAPITAL	$78,681
Minimum requirements of 6-2/3% of aggregate indebtedness or $45,000, whichever is greater.	45,000
EXCESS NET CAPITAL	$33,681
AGGREGATE INDEBTEDNESS:	$49,398
AGGREGATE INDEBTEDNESS TO NET CAPITAL	62.78%
Excess net capital previously reported on form X-17A-5	$73,681
Adjust minimum requirement (introducing broker per CFTC Reg 1.17)	(40,000)
Excess net capital per this report	$33,681

Halifax America LLC
15233 Ventura Blvd.- Suite 605
Sherman Oaks, CA 91403

Schedule III
December 31, 2015

Rule 15c3-3 Exemption Report

This is to certify that, to the best of my knowledge and belief:

Halifax America LLC. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief Halifax America LLC. states the following:

Halifax America LLC claimed an exemption under provision 17 C.F.R. section 240.15c3-3 (k)(2)(ii) as the company is a non-carrying broker-dealer which promptly transmits all funds and delivers all securities received in connection with its activities as a broker dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Halifax America LLC met the identified provision throughout the most recent fiscal year without exceptions.

Thank you.



Devin Brady
Managing Member

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A

MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report in which (1) Halifax America LLC identified the following provisions of 17 C.F.R. section 15c3-3(k) under which Halifax America LLC. claimed an exemption from 17 C.F.R. section 240.15c3-3: 2(ii) (the "exemption provisions) and (2) Halifax America LLC. stated that it has met the identified exemption provisions through the most recent fiscal year without exception. Halifax America LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Donahue Associates LLC
Monmouth Beach, N.J.
February 26, 2016

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A

MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

The Members
Halifax America LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2015, which was agreed to by Halifax America LLC. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Halifax America LLC 's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Halifax America LLC.'s management is responsible for the Halifax America LLC 's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Donahue Associates LLC
Monmouth Beach, N.J.
February 26, 2016

CFTC FORM 1-FR-IB (PART A) 0005

Name of Company:		Employer ID No:		NFA ID No:	
Halifax America LLC	0010	45-5412952	0020	0479264	0030

Address or Principal Place of Business:		Person to contact Concerning This Report:	
15233 Ventura Blvd- Suite 605 Sherman Oaks, CA 91403		Devin Brady	0040
	0050	Telephone No: 818-949-6562	0060

1. Report for the period beginning 01/01/15 0070 and ending 12/31/2015 0080

2. Type of report: 0090 X Certified Regular quarterly/semiannual

   Special call by: ______ Other--Identify ______

3. Check whether 0095 Initial filing Amended filing

4. Name of IB's Designated Self-Regulatory Organization: National Futures Association 0100

5. Name(s) of consolidated subsidiaries and affiliated companies:

Name		Percentage Ownership		Line of Business	
	0110		0120		0130
	0140		0150		0160
	0170		0180		0190
	0200		0210		0220
	0230		0240		0250

The introducing broker, or applicant for registration therefor, submitting this Form and its attachments and the person whose signature appears below represent that, to the best of their knowledge, all information contained therein is true, correct and complete. It is understood that all required items, statements and schedules are integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted. It is further understood that any intentional misstatements or omissions of facts constitute Federal Criminal Violations (see 18 U.S.C. 1001).

Signed this ______ day of ______ 2016

Manual signature ______

Type or print name Devin Brady

Title President

NAME:	Halifax America LLC	TAX ID: 45-5412952	NFA ID:	0479264

CFTC FORM 1-FR-IB
STATEMENT OF FINANCIAL CONDITION
AS OF 12/31/2015

	Assets	Current		Non Current		Total	
1.	Cash	$70,644	1040		1045	$70,644	1050
2.	Securities, at market value		1055		1060		1065
3.	Securities purchased under resale agreements		1115		1120		1125
4.	Receivables from FCM's and foreign brokers						
	A. Equity in trading accounts		1195		1200		1205
	B. Commissions and other fees receivable	57,435	1206		1207	57,435	1208
	C. Security deposits (50% allowed as current)	0	1209	0	1210	0	1215
	D. Amounts due from foreign brokers		1260		1265		1270
5.	Inventories		1400		1405		1410
6.	Secured demand notes						
	(Value of collateral 1415)						
	Safety factor 1420)		1425		1430		1435
7.	Other receivables and advances						
	A. Notes receivables		1455		1460		1465
	B. Commissions receivable		1470		1475		1480
	C. Receivables from employees and associated persons		1485		1490		1495
	D. Dividends and interest		1515		1520		1525
	E. Taxes receivable		1530		1535		1540
	F. Receivables from subsidiaries & affiliates		1545	0	1550	0	1555
	G. Other (subscription)		1560		1565		1570
	H. Allowance for doubtful accounts				1575		1580
8.	Exchange memberships, at cost (Market value $ 1600)				1605		1610
9.	Investments in subsidiaries				1615		1620
10.	Plant, property, equipment and capitalized leases (cost net of accumulated depreciation and amortization of 0 1625)		1630	9,088	1635	9,088	1640
11.	Prepaid expenses and deferred charges				1645		1650
12.	Other assets		1655	4,334	1660	4,334	1665
13.	Total Assets	$128,079	1670	$13,422	1675	$141,501	1680

NAME:	Halifax America LLC	TAX ID:	45-5412952	NFA ID:	0479264

CFTC FORM 1-FR-IB
STATEMENT OF FINANCIAL CONDITION
AS OF 12/31/15

LIABILITIES & OWNERS' EQUITY

	Liabilities				
14.	Loans Payable				2025
15.	Payable to registered futures commission merchants			$0	2100
16.	Accounts payable, accrued expenses and other payables				
	A. Accounts payable and accrued expenses			34,136	2120
	B. Salaries, wages, commissions and bonuses payable			15,262	2130
	C. Income taxes payable				2140
	D. Deferred income taxes				2150
	E. Security deposits held				2160
	F. Other (Advances from shareholder)				2210
17.	Collateralized notes and mortgages				2230
18.	Securities sold under agreements to repurchase				2240
19.	Liabilities subordinated to claims of general creditors				
	A. Subject to a satisfactory subordination agreement				2260
	B. Not subject to a satisfactory subordination agreement				2270
20.	Total liabilities			49,398	2280
	Owners' Equity				
21.	Sole proprietorship		2500		
22.	Partnership				
	A. Partnership contributed and retained capital		2510		
	B. Additional capital per partnership agreement (equities in partners' trading accounts, etc.)		2515		
	C. Total	0	2520		
23.	Corporation				
	A. Preferred stock		2530		
	B. Common stock		2535		
	C. Additional paid in capital	226,464	2540		
	D. Retained earnings	(134,361)	2545		
	E. Subtotal	92,103	2550		
	F. Less: capital stock in treasury		2555		
	G. Total	$92,103	2560		
24.	Total ownership equity (line 33, 34.C. or 35.G)			92,103	2570
25.	Total liabilities and ownership equity (add lines 32 and 36)			$141,501	2580

NAME:	Halifax America LLC	TAX ID:	45-5412952	NFA ID:	0479264

CFTC FORM 1-FR-IB
STATEMENT OF THE COMPUTATION OF THE MINIMUM CAPITAL REQUIREMENTS
AS OF 12/31/2015

Net Capital

1. Current assets (page 2, line 13)					$128,079	3000
2. Total liabilities (page 3, line 20)			$49,398	3030		
3. Deductions from total liabilities						
A. Liabilities subject to satisfactory subordination agreements (page 3, line 19.A)		3040				
B. Certain deferred income tax liability (see regulation 1.17(c)(4)(iv))		3050				
C. Certain current income tax liability (see regulation 1.17(c)(4)(v))		3060				
D. Long term debt pursuant to regulation 1.17(c)(4)(vi)		3070				
Total deductions			$0	3080		
Adjusted liabilities					49,398	3090
4. Net Capital (subtract line 3.F. from line 1)					$78,681	3100

Charges Against Net Capital (see regulation 1.17(c)(5))

5. Charge against inventories held, fixed price commitments, and advances against cash commodity contracts (see Regulation 1.17(c)(5)(i) and (ii) for specific charge. If applicable, attach statement showing calculation of charge)						3155
6. Charges as specified in section 240.15c3-1(c)(2)(vi) and (vii) against securities owned by firm, including securities representing investments of domestic and foreign customers' funds:						
	Market Value		Charge			
A. U.S. and Canadian government obligations		3160		3170		
B. State and Municipal government obligations		3180		3190		
C. Certificate of deposit, commercial paper and bankers' acceptances		3200		3210		
D. Corporate obligations		3220		3230		
E. Stocks and warrants		3240		3250		
F. Other securities	0	3260	0	3270		
G. Total charges (add lines 12.A. -12.F.)					0	3280
7. Charges as specified in section 240.15c3-1(c)(2)(iv)(F)						
A. Against securities purchased under agreements to resell						3290
B. Against securities sold under agreements to repurchase						3300
8. Charges on securities options as specified in section 240.15c3-1, Appendix A.						3310

NAME:	Halifax America LLC	TAX ID:	45-5412952	NFA ID:	0479264

9.	Charges against open commodity postions in IB's accounts		
	A. Uncovered exchange-traded futures and granted options contracts percentage of margin requirements applicable to such contracts		3350
	B. Ten percent (10%) of the market value of commodities which underlie commodity options not traded on a contract market carried long by the applicant or registrant which has value and such value increased adjusted net capital (this charge is limited to the value attributed to such options)		3380
	C. Commodity options which are traded on contract markets and carried long in proprietary accounts. Charge is the same as as would be applied if applicant or registrant was the grantor of the options (this charge is limited to the value attributed to such options)		3390
10.	Five percent (5%) of all unsecured receivables from unregistered futures commission merchants or securities brokers or dealers		3410
11.	Deficiency in collateral for secured demand notes		3420
12.	Adjustment to eliminate benefits of consolidation (explain on a separate sheet)		3430
13.	Total charges (add lines 7 through 20)	$0	3440
	Net Capital Computation		
14.	Adjusted net capital (subtract line 13 from line 4)	$78,681	3500
15.	Net capital required ($40,000 if IB is not a member of a designated self regulatory organization)	(45,000)	3600
16.	Excess net capital (line 15 less line 14)	$33,681	3610

NAME:	Halifax America LLC	TAX ID:	45-5412952	NFA ID:	0479264

CFTC FORM 1-FR-IB
STATEMENT OF INCOME (LOSS)
FOR THE PERIOD FROM: 1/1/2015 TO 12/31/2015

Revenues

1.	Commissions and brokerage		
	A. Commissions and brokerage	$623,601	4000
	B. Commodity transactions on foreign commodity exchanges		4010
	C. Securities transactions		4020
	D. Other brokerage activities (cash foreign currency)		4030
2.	Firm trading accounts		
	A. Commodity transactions		4040
	B. Securities transactions		4050
	C. Other firm trading (describe on a separate page)		4060
3.	Income from advisory services		4070
4.	Interest and dividends		4105
5.	Other income (itemize on a separate page)	0	4110
6.	Total Revenue	$623,601	4120

Expenses

7.	Sales personnel commissions	$0	4200
8.	Clerical and administrative employees' expenses	309,766	4220
9.	Commissions to other FCMs		4230
10.	Occupancy and equipment costs	43,641	4250
11.	Promotional costs	1,000	4260
12.	Communications	6,264	4270
13.	Data Processing	41,481	4280
14.	Bad debt expense	0	4290
15.	Trade errors		
	A. Customers' accounts	0	4300
	B. Other		4310
16.	Interest		4320
17.	Other expenses (itemize on a separate page)	309,872	4330
18.	Total expenses	712,024	4340
19.	Income (loss) before income taxes and items below	(88,423)	4400
20.	Provision for income taxes		4410
21.	Equity in earnings (losses) of unconsolidated subsidiaries, less applicable tax		4420
22.	Extraordinary gains (losses), less applicable tax		4430
23.	Cumulative effect of changes in accounting principles, less applicable tax		4440
24.	Net income (loss)	($88,423)	4450

NAME: Halifax America LLC	TAX ID: 45-5412952	NFA ID: 0479264

CFTC FORM 1-FR-IB
STATEMENT OF CHANGES IN OWNERSHIP EQUITY
FOR THE PERIOD FROM: 1/1/2015 TO 12/31/2015

1.	Total ownership equity previously reported	$130,929	4500
2.	Net income (loss) for period	(88,423)	4510
3.	Other additions to capital (explain below)	49,597	4520
4.	Dividends		4530
5.	Other deductions from capital (including partner and proprietary withdrawals) (explain below)		4540
6.	Balance	$92,103	4550

Date	Explanation	Amount

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS
PURSUANT TO A SATISFACTORY SUBORDINATION AGREEMENT
FOR THE PERIOD FROM: 1/1/2015 THROUGH 12/31/2015

		All satisfactory Subordinated debt		Debt that qualifies as equity	
1.	Total subordinated borrowings as previously reported	$0	4600	$0	4605
2.	Increases (explain below)		4610		4615
3.	Decreases (explain below)	0	4620	0	4625
4.	Balance (page 5, line 31.A.)	$0	4630	$0	4635

* Equity capital as defined in regulation 1.17(d).

Date	Explanation	Amount

NFA SUPPLEMENTAL SCHEDULES

This schedule provides additional information and calculations which are required by NFA but are not provided for on Form 1-FR-IB. All IB's (including securities brokers/dealers must complete Sections A & B. Sections C-F need only be completed when they apply. Attach additional sheets if the information does not fit on the space provided.

A) Capital requirements and restrictions

See notes below		1 Minimum Capital Requirement		2 Early Withdrawal Restriction		3 Suspended Repayment Restriction	
A Minimum dollar amount			$45,000		$68,000		$68,000
B Calculation based on branch offices Number of branches =	1	@$6,000	$6,000	@$7,000	$7,000	@$7,000	$7,000
C Calculation based on AP's Number of associated persons=	5	@$3,000	$15,000	@$3,600	$18,000	@$3,600	$18,000
D Securities brokers/dealers Per SEC 15c3-1			$0		$0		$0
Enter the greatest of A through D			$45,000		$68,000		$68,000
				+Subordinated debt maturing in next six months:	$0	+Subordinated debt maturing in next six months:	$0
				+Expected capital withdrawals in next six months:	$0		
				Total	$0	Total	$0

1 This is the minimum capital requirement that should be entered on line 15 on 1-FR or the appropriate line on the FOCUS Report.
2 No capital may be withdrawn from th IB and no unsecured loans may be made if it would cause the Adjusted Net Capital to fall below this amount.
3 Subordinated debt may not be repaid if it would cause Adjusted net Capital to fall below this amount.

6) Equity Capital Ratio

Equity capital must be at least 30% of the required total shown here.

Ownership equity	$92,103	Ownership equity	$92,103
+qualifying subordinated debt	0	+Total subordinated debt	0
= Equity Capital	$92,103	-Excess Net Capital	($33,681)
		= Required total	$58,422

Equity Capital/Required Total: 157.65%

NAME:	Halifax America LLC	TAX ID:	45-5412952	NFA ID:	0479264

FORM 1-FR-IB
SCHEDULE OF OTHER INCOME OR EXPENSES

Other expenses

Automobile	$20,141
Consulting	189,259
Bank fees	1,456
General office expense	4,461
Webinars	79
Dues & subscriptions	240
Licenses & fees	38,115
Meals	3,979
Professional fees	6,358
Postage & delivery	469
Payroll taxes	25,027
Depreciation	2,946
Utilities	4,726
Travel	8,724
Insurance	3,892
Total other expenses	$309,872

NAME: Halifax America LLC	TAX ID. 45-5412952	NFA ID: 0479264

Reconciliation of Unaudited Excess Net Capital to Audited Excess Net Capital
As of : 31-Dec-15

Unaudited Excess Net Capital Previously reported:	$33,681
Audited Excess Net Capital	$33,681

CALIFORNIA ALL PURPOSE ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document

STATE OF CALIFORNIA)

COUNTY OF Los Angeles)

On 2-29-16 before me HYUN JOO KIM Notary Public.

Date (here insert name and title of the officer)

personally appeared Devin Brady

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature: _______________ (Seal)


HYUN JOO KIM
COMM. # 2116076
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
MY COMM. EXP. JULY 16, 2019

OPTIONAL

Description of Attached Document

Title or Type of Document: Oath or Affirmation Number of Pages: ____

Document Date ____________ Other ____________